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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.      )*
                                           -----


                               Leslie's Poolmart
         -------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                 527069 10 8
                   -----------------------------------------
                                (CUSIP Number)


                             Jennifer Bellah, Esq.
                         Gibson, Dunn & Crutcher, LLP
                      333 South Grand Avenue, Suite 4800
                         Los Angeles, California 90071
                           Telephone:  213-229-7000
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 26, 1997
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 527069 10 8         SCHEDULE 13D               PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GREEN EQUITY INVESTORS II, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    OO


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                  [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      See Item 5(b)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                          [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 527069 10 8         SCHEDULE 13D               PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------


ITEM 1(a).  NAME OF ISSUER:

          Leslie's Poolmart, a California corporation (the "Issuer").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          20630 Plummer Street, Chatsworth, California  91311.

ITEM 1(c).  TITLE OF CLASS OF EQUITY SECURITIES:

          Common Stock, no par value (the "Common Stock").

ITEM 2(a)-(c), (f).  IDENTITY AND BACKGROUND:

          The Reporting Person is Green Equity Investors II, L.P., a Delaware limited partnership ("GEI II"), an investment partnership having a principal place of business at 333 South Grand Avenue, Suite 5400, Los Angeles, California 90071.

          The general partner of GEI II is Grand Avenue Capital Partners, L.P., a Delaware limited partnership ("GACP"). The general partner of GACP is Grand Avenue Capital Corporation, a Delaware corporation ("GACC"). LGP Management, Inc., a Delaware corporation ("LGPM") is the general partner of Leonard Green & Partners, L.P., a Delaware limited partnership ("LGP"), which is an affiliate of GACP and the management company of GEI II. The principal place of business of each of GACP, GACC, LGPM and LGP is 333 South Grand Avenue, Suite 5400, Los Angeles, California 90071.

          As a result of their business relationship with GEI II, GACP, GACC, LGPM and LGP each may be deemed to have indirect beneficial ownership of the Common Stock with respect to which GEI II may be deemed to have indirect beneficial ownership by virtue of the HPA Group and GEI II being deemed to constitute a group; however, each of GACP, GACC, LGPM and LGP disclaim beneficial ownership of the Common Stock.

          Leonard I. Green, Jonathan D. Sokoloff, John G. Danhakl, Gregory J. Annick and Jennifer Holden Dunbar, each an individual United States citizen having a principal business address at 333 South Grand Avenue, Suite 5400, Los Angeles, California 90071, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control LGP and GACP. As stated above, LGP and GACP may be deemed to share voting and dispositive power with respect to the Common Stock of which GEI II may be deemed to have indirect beneficial ownership by virtue of the HPA Group and GEI II being deemed to constitute a group. As such, Messrs. Green, Sokoloff, Danhakl and Annick and Ms. Holden Dunbar may be deemed to have shared voting and investment power with respect to the Common Stock. However, such individuals disclaim beneficial ownership of the Common Stock.

          GEI II may be deemed to constitute a "group" within the meaning of Rule 13d-5 together with Hancock Park Associates II, L.P. ("HPA II"), Liberty West Partners ("Liberty"), Michael J. Fourticq individually, Brian P. McDermott individually, Greg Fourticq individually, Richard H. Hillman individually and Robert D. Olsen individually (collectively the "HPA Group") by virtue of the matters described in Item 4. Information with respect to the members of the HPA Group is based on and qualified in its entirety by reference to the Schedule 13D dated November 11, 1996 filed by the members of the HPA Group (attached hereto as Exhibit 7(k)) and Amendment No. 1 thereto dated February 26, 1996 (attached hereto as Exhibit 7(l)).

          HPA II is a Delaware limited partnership with its principal office and place of business at 1925 Century Park East, Suite 810, Los Angeles, California 90067. The principal business of HPA II is investing.

-----------------------                                  ---------------------
  CUSIP NO. 527069 10 8         SCHEDULE 13D               PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------


          The General Partners of HPA II are Michael J. Fourticq and Brian P. McDermott. Mr. Fourticq's principal occupation is acting as a general partner of HPA II, as chairman of the board of various companies owned or controlled by various investment partnerships, and as Chairman of the Board of the Issuer. Mr. McDermott's principal occupation is acting as President and Chief Executive Officer of the Issuer and as a general partnership of HPA II. Mr. Fourticq's principal business office is located at 1925 Century Park East, Suite 810, Los Angeles, California, 90067. Mr. McDermott's principal business office is located at 20630 Plummer Street, Chatsworth, California, 91311. Both Mr. Fourticq and Mr. McDermott are United States citizens.

          Liberty is a California general partnership with its principal place of business at 1925 Century Park East, Suite 810, Los Angeles, California, 90067. The principal business of Liberty is investing.

          The General Partners of Liberty are Michael J. Fourticq and Greg Fourticq. Michael J. Fourticq's principal occupation, business address and citizenship are as discussed above. Greg Fourticq's principal occupation is acting as President of Cascade Sawing and Drilling. Greg Fourticq's principal business office is located at P.O. Box 3157, Kent, Washington 98032. Greg Fourticq is a United States citizen.

          Richard H. Hillman's principal occupation is acting as President of Hillman Capital Partners and as a director of the Issuer. His principal business address is 2665 Main Street, #260, Santa Monica, California 90405. Richard H. Hillman is a United States citizen.

          Robert D. Olsen's principal occupation is acting as Chief Financial Officer of the Issuer. His principal business address is 20630 Plummer Street, Chatsworth, California 91311. Robert D. Olsen is a United States citizen.

ITEM 2(d).  CRIMINAL CONVICTIONS IN LAST FIVE YEARS:

          Neither GEI II nor any person disclosed in response to Item 2(a) has been convicted in a criminal proceeding during the last five years.

ITEM 2(e).  CERTAIN CIVIL PROCEEDINGS IN LAST FIVE YEARS:

          Neither GEI II nor any person disclosed in response to Item 2(a) has been party to any civil proceeding as a result of which it has been subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation in respect of such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

          The source of funds that will be used in connection with the Merger Transaction described in Item 4 is expected to be issuance of debt or equity securities or bank or other commercial borrowings or some combination of securities issuances and borrowings. As set forth in the Letter dated February 20, 1997 from LGP to the Issuer (attached hereto as Exhibit 7(e)), GEI will provide not less than $15.3 million nor more than $17 million of equity financing in connection with the Merger Transaction. Occidental Petroleum Corporation ("Occidental") has expressed its willingness to provide a portion of the equity capital to finance the Merger Transaction, as described in the Letter dated December 27, 1996 from Occidental to Michael J. Fourticq (attached hereto as Exhibit 7(g)). The Reporting Person understands that Occidental is currently a holder of $10 million principal amount of the Issuer's 8% Convertible Subordinated Debentures due 2001 (but redeemable earlier upon the occurrence of specified change of control events including certain consolidations, mergers and similar transactions). A subsidiary of Occidental is the Issuer's principal supplier of chemicals. Dr. Dale R. Laurance, a director of the Issuer, is the President of Occidental. Additional equity capital would be provided by certain members of the HPA Group, as described in the Letter dated February 19, 1997 from HPA II to the Issuer (attached hereto as Exhibit 7(f)).

-----------------------                                  ---------------------
  CUSIP NO. 527069 10 8         SCHEDULE 13D               PAGE 5 OF 10 PAGES
-----------------------                                  ---------------------


          Additional financing for the Merger Transaction is expected to be provided by the issuance of debt securities, as described in the Letter dated February 4, 1997 from BT Securities Corporation to Hancock Park Associates, an affiliate of HPA II ("HPA") (attached hereto as Exhibit 7(h)) and by a revolving credit facility of the type described in the Letters dated January 14, 1997 and February 21, 1997 from Wells Fargo Bank, National Association to the Issuer (attached hereto as Exhibits 7(i) and 7(j), respectively). No final determination has been made, or agreement entered into, with respect to the terms of the financing for the Merger Transaction. In addition, as of the date of this Schedule 13D, neither the Issuer, any Reporting Person nor any person disclosed in response to Item 2(a) has received any legally binding commitment to finance the Merger Transaction.

ITEM 4.  PURPOSE OF TRANSACTION:

          On February 26, 1997, the Issuer, LPM Holdings, Inc. ("Leslie's Delaware") and Poolmart USA Inc., a Delaware corporation wholly owned by GEI II ("Poolmart"), entered into an Agreement and Plan of Merger (the "Agreement," attached hereto as Exhibit 7(a)) pursuant to which the Issuer agreed to be acquired in a cash merger at the price of $14.50 per share. Subject to shareholder approval, the Agreement provides that the Issuer would effect a two-step merger transaction. In the first step, pursuant to the Agreement and to the Agreement of Merger dated February 26, 1997 between the Issuer and Leslie's Delaware (the "Merger Agreement," attached hereto as Exhibit 7(b)) the Issuer would reincorporate in Delaware by merging with and into Leslie's Delaware, and each share of the Common Stock (other than shares entitled to exercise dissenters' rights under California law) would be exchanged for one share of the common stock of Leslie's Delaware. Immediately thereafter, pursuant to the Agreement, Leslie's Delaware would effect a merger with Poolmart in which Leslie's Delaware would be the surviving corporation.

          In the merger, a total of 359,505 shares of Leslie's Delaware (the "Continuing Shares") presently held by certain members of the HPA Group would remain outstanding, and each of the remaining outstanding shares of Leslie's Delaware (including a substantial portion of the holdings of the members of the HPA Group) would be converted into the right to receive $14.50 in cash. In addition, certain members of the Issuer's management would receive options to purchase common stock of Leslie's Delaware. The transactions contemplated by the Agreement and the Merger Agreement are herein collectively referred to as the "Merger Transaction."

          Completion of the Merger Transaction is subject to a number of conditions, including (i) approval of the Agreement and the Merger Agreement by the holders of the Common Stock, (ii) obtaining sufficient financing on satisfactory terms to complete the Merger Transaction, and (iii) compliance with all applicable regulatory requirements.

          It is anticipated that the Common Stock would be delisted from the NASD National Market System as a result of the Merger Transaction.

          The description of the Merger Transaction disclosed in this Item 4 is qualified in its entirety by reference to the Exhibits attached hereto.

          Except as disclosed in this Item 4, no Reporting Person nor any other person disclosed in response to Item 2(a) has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5(a) & (b).  AGGREGATE NUMBER AND PERCENTAGE OF CLASS OF COMMON STOCK
                  BENEFICIALLY OWNED BY THE REPORTING PERSON AND BY PERSONS COMPRISING GROUP:

          All information regarding share ownership of the HPA Group and its members is based on and qualified by reference to the Schedule 13D dated November 11, 1996 filed by the members of the HPA

-----------------------                                  ---------------------
  CUSIP NO. 527069 10 8         SCHEDULE 13D               PAGE 6 OF 10 PAGES
-----------------------                                  ---------------------


Group (attached hereto as Exhibit 7(k)) and Amendment No. 1 thereto dated February 26, 1996 (attached hereto as Exhibit 7(l)).

                                               Number of Shares With
                                                                  Shared Voting             Aggregate
                                     Sole Voting and             and Dispositive         Number of Shares      Percentage of Class
Name                                Dispositive Power                 Power             Beneficially Owned   Beneficially Owned (1)
------------------------            -----------------            ---------------        ------------------   ---------------------
GEI II and HPA Group (2)                        0                        0                    1,770,430               25.7%
GEI II (3)                                      0                        0                            0                  0
HPA Group (4)                                   0                        0                    1,770,430               25.7
HPA II (5)                                      0                        0                            0                  0
Liberty                                   334,141                        0                      334,141                5.1
Michael J. Fourticq (6)                   507,574                        0                      507,574                7.7
Brian P. McDermott (7)                    367,549                        0                      367,549                5.5
Greg Fourticq (8)                         112,455                        0                      112,455                1.7
Richard Hillman (9)                       324,348                        0                      324,348                4.9
Robert D. Olsen (10)                      124,363                        0                      124,363                1.9

(1) The percentages of Common Stock indicated on this table are based on 6,548,411 shares of Common Stock outstanding as of October 17, 1996, as disclosed in the Issuer's most recent Form 10-Q filed with the Securities and Exchange Commission, plus, where applicable, shares of Common Stock subject to options exercisable within 60 days.

(2) Pursuant to Rule 13d-5, the group that may be deemed to be comprised of GEI II and the HPA Group together are deemed to beneficially own all equity securities of the Issuer beneficially owned by any member of the deemed group.

(3) GEI II does not own any shares of Common Stock and is reported herein only because the HPA Group and GEI II may be deemed to constitute a group pursuant to Rule 13d-5.

(4) Pursuant to Rule 13d-5, the HPA Group is deemed to beneficially own all equity securities of the Issuer beneficially owned by any members of the group. The HPA Group may be deemed to beneficially own 623 shares of Common Stock held by the spouse of Michael J. Fourticq, but such shares are excluded from this table and, pursuant to Rule 13d-4, the filing of this
     Schedule 13D shall not be construed as an admission that the members of the HPA Group are the beneficial owners of such shares.

(5) HPA II does not own any shares of Common Stock and is reported herein only as a member of the HPA Group.

(6) Includes 16,540 shares of Common Stock subject to options exercisable within 60 days. Also includes 46,192 shares of Common Stock held by HPA, a partnership of which Mr. Fourticq is the sole general partner. Mr. Fourticq may also be deemed to beneficially own the 334,141 shares of Common Stock reported by Liberty by virtue of his being a general partner of Liberty.

-----------------------                                  ---------------------
  CUSIP NO. 527069 10 8         SCHEDULE 13D               PAGE 7 OF 10 PAGES
-----------------------                                  ---------------------

     Mr. Fourticq may also be deemed to beneficially own 623 shares of Common Stock held by Mr. Fourticq's spouse, but such shares are excluded from this table.

(7) Shares are held through a trust. Includes 190,350 shares of Common Stock subject to options exercisable within 60 days.

(8) Greg Fourticq does not own any shares of Common Stock outright. Greg Fourticq's beneficial ownership includes 112,455 shares of Common Stock held in trusts of which Greg Fourticq is trustee for the benefit of his nephews and niece. Greg Fourticq may also be deemed to beneficially own the 334,141 shares of Common Stock reported by Liberty by virtue of his being a general partner of Liberty.

(9) Includes 18,745 shares of Common Stock subject to options exercisable within 60 days. Also includes 1,323 shares of Common Stock held in a trust of which Mr. Hillman is trustee for the benefit of his son.

(10) All 124,363 shares of Common Stock are those subject to options exercisable within 60 days.

ITEM 5(c).  TRANSACTIONS IN THE COMMON STOCK WITHIN LAST 60 DAYS:

          Neither the Reporting Person nor any other person disclosed in response to Item 2(a) has effected any transactions in the Common Stock in the last sixty days.

ITEM 5(d).  RIGHTS OF ANY OTHER PERSON:

           Not applicable.

ITEM 5(e). DATE ON WHICH REPORTING PERSON CEASED TO BE BENEFICIAL OWNER OF FIVE PERCENT OF COMMON STOCK:

           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

          Pursuant to the Letter Agreement dated February 26, 1997 by and among LGP, Brian P. McDermott and Michael J. Fourticq (attached hereto as Exhibit 7(c)), certain members of the HPA Group have agreed to enter into a Stockholders Agreement and Subscription Agreement with respect to the Continuing Shares and other matters. Pursuant to the Letter dated February 26, 1997 from Michael J. Fourticq and Brian P. McDermott to the Issuer (attached hereto as Exhibit 7(d)), certain members of the HPA Group have agreed to vote the shares of Common Stock currently held by them in favor of the Merger Transaction. Other than the matters disclosed in response to Items 4 and 5 and this Item 6, neither the Reporting Person nor any other person disclosed in response to Item 2(a) is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

Exhibit 7(a) Agreement and Plan of Merger by and among Leslie's Poolmart, a California corporation, LPM
                                Holdings, Inc., a Delaware corporation, and Poolmart USA Inc., a Delaware corporation dated as of February 26, 1997

-----------------------                                  ---------------------
  CUSIP NO. 527069 10 8         SCHEDULE 13D               PAGE 8 OF 10 PAGES
-----------------------                                  ---------------------


Exhibit 7(b) Agreement of Merger dated February 26, 1997 between LPM Holdings, Inc. and Leslie's Poolmart

Exhibit 7(c) Letter Agreement dated February 26, 1997 by and among Leonard Green & Partners, L.P., Brian J.
                                McDermott and Michael J. Fourticq

Exhibit 7(d)                    Letter dated February 26, 1997 from Michael J.
                                Fourticq and Brian J. McDermott to Leslie's
                                Poolmart

Exhibit 7(e)                    Letter dated February 20, 1997 from Leonard
                                Green & Partners, L.P. to Leslie's Poolmart

Exhibit 7(f)                    Letter dated February 19, 1997 from Hancock Park
                                Associates to Leslie's Poolmart

Exhibit 7(g)                    Letter dated December 27, 1996 from Occidental
                                Petroleum Corporation to Michael J. Fourticq

Exhibit 7(h)                    Letter dated February 4, 1997 from BT Securities
                                Corporation to Hancock Park Associates

Exhibit 7(i)                    Letter dated January 14, 1997 from Wells Fargo
                                Bank, National Association to Leslie's Poolmart

Exhibit 7(j)                    Letter dated February 21, 1997 from Wells Fargo
                                Bank, National Association to Leslie's Poolmart

Exhibit 7(k)                    Schedule 13D dated November 11, 1996 filed by
                                Hancock Park Associates II, L.P., Liberty West
                                Partners, Michael J. Fourticq, Brian P.
                                McDermott, Greg Fourticq, Richard H. Hillman and
                                Robert D. Olsen

Exhibit 7(l)                    Amendment No. 1 to Schedule 13D dated February
                                26, 1997 filed by Hancock Park Associates II,
                                L.P., Liberty West Partners, Michael J.
                                Fourticq, Brian P. McDermott, Greg Fourticq,
                                Richard H. Hillman and Robert D. Olsen

-----------------------                                  ---------------------
  CUSIP NO. 527069 10 8         SCHEDULE 13D               PAGE 9 OF 10 PAGES
-----------------------                                  ---------------------



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    March 10, 1997

                                    GREEN EQUITY INVESTORS II, L.P.

                                      By:  Grand Avenue Partners, L.P.,
                                            its General Partner

                                         By:  Grand Avenue Capital Corporation,
                                               its General Partner

                                           By: /s/ Gregory J. Annick
                                              ________________________________
                                           Name:   Gregory J. Annick
                                           Title:  Vice President

                                 EXHIBIT INDEX

Exhibit 7(a) Agreement and Plan of Merger by and among Leslie's Poolmart, a California corporation, LPM
                                Holdings, Inc., a Delaware corporation, and Poolmart USA Inc., a Delaware corporation dated as of February 26, 1997

Exhibit 7(b) Agreement of Merger dated February 26, 1997 between LPM Holdings, Inc. and Leslie's Poolmart

Exhibit 7(c) Letter Agreement dated February 26, 1997 by and among Leonard Green & Partners, L.P., Brian J.
                                McDermott and Michael J. Fourticq

Exhibit 7(d)                    Letter dated February 26, 1997 from Michael J.
                                Fourticq and Brian J. McDermott to Leslie's
                                Poolmart

Exhibit 7(e)                    Letter dated February 20, 1997 from Leonard
                                Green & Partners, L.P. to Leslie's Poolmart

Exhibit 7(f)                    Letter dated February 19, 1997 from Hancock Park
                                Associates to Leslie's Poolmart

Exhibit 7(g)                    Letter dated December 27, 1996 from Occidental
                                Petroleum Corporation to Michael J. Fourticq

Exhibit 7(h)                    Letter dated February 4, 1997 from BT Securities
                                Corporation to Hancock Park Associates

Exhibit 7(i)                    Letter dated January 14, 1997 from Wells Fargo
                                Bank, National Association to Leslie's Poolmart

Exhibit 7(j)                    Letter dated February 21, 1997 from Wells Fargo
                                Bank, National Association to Leslie's Poolmart

Exhibit 7(k)                    Schedule 13D dated November 11, 1996 filed by
                                Hancock Park Associates II, L.P., Liberty West
                                Partners, Michael J. Fourticq, Brian P.
                                McDermott, Greg Fourticq, Richard H. Hillman and
                                Robert D. Olsen

Exhibit 7(l)                    Amendment No. 1 to Schedule 13D dated February
                                26, 1997 filed by Hancock Park Associates II,
                                L.P., Liberty West Partners, Michael J.
                                Fourticq, Brian P. McDermott, Greg Fourticq,
                                Richard H. Hillman and Robert D. Olsen